NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF HUDBAY MINERALS INC.
TO BE HELD ON
MAY 19, 2016
________________________________

APRIL 14, 2016

HUDBAY MINERALS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (“Hudbay”) will be held at St. Andrew’s Club & Conference Centre, Garden Suite, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9 on Thursday, May 19, 2016 at 10:00 a.m. (Eastern Time), for the following purposes:

1.	to receive Hudbay’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 and the auditor’s report thereon;
2.	to elect the directors of Hudbay;
3.	to appoint Deloitte LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;
4.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular) to amend Hudbay’s Second Amended and Restated Long Term Equity Plan to increase the aggregate maximum number of common shares issuable thereunder; and

5.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay’s Board of Directors has fixed the close of business on April 12, 2016 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof. Shareholders who acquire common shares after April 12, 2016 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay’s transfer agent, TMX Equity Transfer Services, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 10:00 a.m. (Eastern Time) on May 17, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 14th day of April, 2016.

By Order of the Board of Directors

W. Warren Holmes, Chairman

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1
VOTING INFORMATION	1
Voting Matters	1
Who Can Vote	2
Voting Your Common Shares	2
Voting Your Common Shares by Proxy	2
Additional Matters Presented at the Meeting	4
Voting Shares and Principal Holders	4
NOTICE TO UNITED STATES SHAREHOLDERS	5
MATTERS TO BE ACTED UPON AT THE MEETING	5
1. Financial Statements	5
2. Election of Directors	5
3. Appointment of Auditor	12
4. Approval of the Third Amended and Restated Long Term Equity Plan	12
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	13
Board of Directors: The Role of the Board	13
Committee sof the Board	19
Succession Planning for Executive Officers	21
Ethical Business Conduct	21
Disclosure Policy	22
Strategic Planning and Risk Management	23
Shareholder Engagement	23
The New York Stock Exchange Corporate Governance Listing Standards	23
STATEMENT OF EXECUTIVE COMPENSATION	24
Message from the Chair of the Compensation Committee	24
Compensation Discussion and Analysis	26
EQUITY COMPENSATION PLAN INFORMATION	52
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	52
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	52
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	52
DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	53
WHERE YOU CAN FIND ADDITIONAL INFORMATION	53
DIRECTORS’ APPROVAL	54
SCHEDULE “A”: LTEP RESOLUTION	55
SCHEDULE “B”: CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE	56

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of HudBay Minerals Inc. for use at the annual and special meeting of shareholders (the “Meeting”) to be held on Thursday, May 19, 2016 at 10:00 a.m. (Eastern Time) at St. Andrew’s Club & Conference Centre, Garden Suite, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9, or at any postponement or adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Hudbay”, refer to HudBay Minerals Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Circular is given as at April 14, 2016 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•	If you are a registered holder of our common shares (each, a “Hudbay Share”), a form of proxy is enclosed that you can use to vote at the Meeting or you may attend in person.
•

If you are a non-registered holder and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you may receive either a form of proxy or voting instruction form and should follow the instructions provided with such form.

These materials are being sent to both registered and non-registered owners of Hudbay Shares. If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a form of proxy so you can vote your Hudbay Shares at the Meeting. See “Voting Information – Voting Your Common Shares”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.

VOTING INFORMATION

VOTING MATTERS

At the Meeting, shareholders are voting on the:

•	election of directors;

•	appointment of our auditor for 2016 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and

•

approval of an ordinary resolution (the “Ordinary Resolution”, the full text of which is set out under the heading “Matters to be Acted Upon at the Meeting – Amendment to LTEP”) to amend our Second Amended and Restated Long Term Equity Plan (“LTEP”) to increase the aggregate number of common shares issuable thereunder.

2016 MANAGEMENT INFORMATION CIRCULAR | 1

WHO CAN VOTE

The record date for the Meeting is April 12, 2016. Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of Hudbay Shares. A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting. Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under the heading ‘‘Voting Your Common Shares by Proxy’’.

Non-Registered Shareholders

It is possible that your Hudbay Shares may be registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of an intermediary, you are a non-registered shareholder. Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the record date. However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly. An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner. You may vote your Hudbay Shares through your intermediary or in person by taking the appropriate steps, which are the same for objecting beneficial owners (“OBO”) and non-objecting beneficial owners (“NOBO”) of Hudbay Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own.

Please note that if you are a NOBO or an OBO and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder. In order to do this, you should follow the instructions on the voting instruction form (“VIF”) and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares. You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the deadline for the receipt of proxies.

VOTING YOUR COMMON SHARES BY PROXY

If you will not be at the Meeting or do not wish to vote in person, you may vote by using the enclosed form of proxy or VIF. A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

2 | HUDBAY MINERALS INC.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay’s transfer agent, TMX Equity Transfer Services, prior to 10:00 a.m. (Eastern Time) on May 17, 2016, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

•	by mail to TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);
•	by hand or by courier to TMX Equity Transfer Services, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1;
•	by fax to +1 416-595-9593; or
•	by internet at www.voteproxyonline.com.

Non-registered shareholders may provide their voting instructions by mail, by telephone or online by following the instructions in the enclosed VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay’s transfer agent, TMX Equity Transfer Services, no later than 10:00 a.m. (Eastern Time) on May 17, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

•	FOR the election of each of the ten nominees as directors;
•	FOR the appointment of Deloitte LLP as our auditor for 2016 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and
•	FOR the amendment of our LTEP to increase the maximum number of common shares issuable thereunder.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Hudbay. Simply fill in the proxyholder’s name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chairman and our President and Chief Executive Officer, are appointed to act as your proxyholder.

Revoking Your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

2016 MANAGEMENT INFORMATION CIRCULAR | 3

•

you may send another form of proxy with a later date to our transfer agent, TMX Equity Transfer Services, but it must reach the transfer agent no later than 10:00 a.m. (Eastern Time) on May 17, 2016 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•

you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5 or by facsimile at (416) 362-7844;

•	you may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your form of proxy; or
•	you may revoke your form of proxy in any other manner permitted by law.

Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The enclosed form of proxy or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the voting instruction form, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting. The holders of common shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 31, 2016, 235,231,688 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Hudbay Shares	% of Outstanding Hudbay Shares
Franklin Resources, Inc.	28,793,474	12.2%
Letko, Brosseau & Associates Inc.	23,679,944	10.1%

4 | HUDBAY MINERALS INC.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2015 and 2014 and the auditor’s report thereon will be presented at the Meeting.

2. ELECTION OF DIRECTORS

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors. The Board has determined to nominate each of the ten persons listed below for election as a director at the Meeting. Our Board is currently composed of ten directors. All of the nominees are current members of our Board. The Board recommends that shareholders vote FOR the election of each of the ten nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule “B”), we have adopted a majority voting policy governing the election of directors. Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes “withheld” than votes “for” his or her election must immediately offer to tender his or her resignation (which would be effective upon acceptance by the Board) to the Chairman of the Board. The Corporate Governance and Nominating Committee (the “CGN Committee”) of the Board will expeditiously consider, and make a recommendation to the Board whether to accept, that offer to resign. The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days following the meeting of shareholders. The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation. This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

On a vote by a show of hands, each of the nine1 incumbent nominees listed below was elected as a director of Hudbay at our annual and special meeting of shareholders held on May 22, 2015 in Toronto, Ontario (the “2015 meeting”). We received proxies representing 194,187,748 Hudbay Shares in connection with the 2015 meeting. Based on these proxies, each director received the following favourable votes cast by proxy:

1.	Alan Hair was appointed to the Board of Directors effective January 1, 2016, following David Garofalo’s resignation on December 31, 2015.

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Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Igor A. Gonzales	99.37%	189,474,711
Tom A. Goodman	99.40%	189,522,353
Alan R. Hibben	98.74%	188,267,914
W. Warren Holmes	98.09%	187,034,958
Sarah B. Kavanagh	98.72%	188,227,894
Carin S. Knickel	99.37%	189,467,397
Alan J. Lenczner	98.70%	188,190,403
Kenneth G. Stowe	99.39%	189,511,885
Michael T. Waites	99.39%	189,510,776

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below:

Igor A. Gonzales	Sarah B. Kavanagh

Tom A. Goodman	Carin S. Knickel

Alan Hair	Alan J. Lenczner

Alan R. Hibben	Kenneth G. Stowe

W. Warren Holmes	Michael T. Waites

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

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The following table sets forth biographical and other information on each proposed nominee for election as a director.

Igor A. Gonzales Lima, Peru  Age: 61 Independent: Yes Director Since: 2013 Hudbay Shares Held[1]: Nil Deferred Share Units Held: 21,463 Total Value of Common Shares and DSUs[2]: $102,164	Committee Memberships: • Environmental, Health, Safety and Sustainability ("**EHSS**") Committee • Technical Committee Principal Occupation: Vice President of Operations, Compañia de Minas Buenaventura S.A.A. Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry. He joined Compañia de Minas Buenaventura S.A.A. in November 2014 as Vice President of Operations. He was with Barrick Gold Corporation from 1998 to 2013, most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation. Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy. Public Company Directorships (Past 5 years): • Compañia de Minas Buenaventura S.A. (2014 to present) • Sierra Metals Inc. (2013 to present)
Tom A. Goodman Denare Beach, Saskatchewan, Canada  Age: 62 Independent: Yes Director Since: 2012 Hudbay Shares Held[1]: 15,000 Deferred Share Units Held: 29,274 Total Value of Common Shares, Share Units and DSUs[2]: $210,744	Committee Memberships: • EHSS Committee, Chair • Audit Committee Principal Occupation: Corporate Director Mr. Goodman worked for Hudbay for over 34 years in a wide variety of operational, technical and management positions, including as Senior Vice President and Chief Operating Officer, until his retirement in 2012. Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. Public Company Directorships (Past 5 years): • Norsemont Mining Inc. (2011)

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Alan Hair Toronto, Ontario, Canada  Age: 54 Independent: No Director Since: 2016 Hudbay Shares Held[1]: 137,445 Share Units Held: 370,524 Total Value of Common Shares and Share Units[2]: $2,417,932	Committee Memberships: N/A Principal Occupation: President and Chief Executive Officer, HudBay Minerals Inc. Mr. Hair was appointed Hudbay's President and Chief Executive Officer in January 2016. Previously, he served as Hudbay's Senior Vice President and Chief Operating Officer from 2012 to 2015 and he has held a number of senior leadership roles in business development and operations at Hudbay since 1996. Mr. Hair received his Bachelor of Science degree in Mineral Engineering from the University of Leeds. Public Company Directorships (Past 5 years): • Augusta Resource Corporation (2014) • Aquila Resources Inc. (2009 to 2012) • Norsemont Mining Inc. (2011)
Alan R. Hibben Toronto, Ontario, Canada  Age: 62 Independent: Yes Director Since: 2009 Hudbay Shares Held[1]: 25,000 Deferred Share Units Held: 123,044 Total Value of Common Shares and DSUs[2]: $704,689	Committee Memberships: • Compensation Committee, Chair • CGN Committee Principal Occupation: Corporate Director Mr. Hibben has held several senior positions with RBC Capital Markets, including most recently as Managing Director, which he assumed on his return to RBC in March 2011 and held until his retirement in December 2014. Upon his retirement, Mr. Hibben accepted an engagement to work with the Premier's Advisory Council on Government Assets, to advise on the Province of Ontario's Hydro One asset. He is also currently a principal with Shakerhill Partners Ltd. From January 2009 to February 2011, he was a partner with Blair Franklin Capital Partners Inc., a financial advisory firm. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D). Public Company Directorships (Past 5 years): • Extendicare Inc. (2016 to present) • Discovery Air Inc. (2008 to 2013)

8 | HUDBAY MINERALS INC.

W. Warren Holmes
Stratford, Ontario, Canada

Age: 73
Independent: Yes
Director Since: 2009
Hudbay Shares Held[1]: Nil
Deferred Share Units Held: 194,243
Total Value of Common Shares and DSUs[2]: $924,597

Committee Memberships:

- CGN Committee, Chair

Principal Occupation: Corporate Director

Mr. Holmes is Hudbay's Chairman and was Hudbay's Executive Vice Chairman from November 2009 to July 2010 and its Interim Chief Executive Officer from January 2010 to July 2010. He has over 40 years of mining industry experience, most notably with Noranda Inc. (1964 to 1986) and with Falconbridge Limited (1986 to 2002) where he was Senior Vice-President of Canadian Mining Operations.

Mr. Holmes is currently a corporate director. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queen's University and a MBA from the University of Western Ontario.

Public Company Directorships (Past 5 years):

- Atlanta Gold Inc. (2008 to present)
- Foraco International S.A. (Lead Director) (2007 to present)
- Wallbridge Mining Company Limited (Lead Director since 2012) (2002 to present)
- Nuinsco Resources Limited (2004 to 2012)
- Victory Nickel Inc. (2007 to 2011)

Sarah B. Kavanagh
Toronto, Ontario, Canada

Age: 59
Independent: Yes
Director Since: 2013
Hudbay Shares Held[1]: Nil
Deferred Share Units Held: 21,463
Total Value of Common Shares and DSUs[2]: $102,164

Committee Memberships:

- Audit Committee, Chair
- CGN Committee

Principal Occupation: Corporate Director

Ms. Kavanagh is a corporate director who has also been serving as a Commissioner at the Ontario Securities Commission since 2011. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector.

Ms. Kavanagh graduated from Harvard Business School with a Masters in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts. Ms. Kavanagh completed the Directors Education Program at the Institute of Corporate Directors in 2011. In addition to her public company directorships, Ms. Kavanagh is a director and Chair of the Audit Committee at American Stock Transfer and Canadian Stock Transfer, a director and Audit Committee member of Sustainable Development Technology Corporation and a director of Canadian Tire Bank.

Public Company Directorships (Past 5 years):

- WPT Industrial Real Estate Investment Trust (2013 to present)

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10 | HUDBAY MINERALS INC.

2.

The Hudbay Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 31, 2016. The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

3.	Based on the $4.76 closing price of Hudbay Shares on the Toronto Stock Exchange on March 31, 2016.

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Corporate Cease Trade Orders or Bankruptcies

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (the “CCAA”). Mr. Holmes resigned from the board of directors of Campbell in November 2008. On January 28, 2009, Campbell once again obtained creditor protection under the CCAA. On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

Mr. Holmes was a director of Ferrinov Inc. (“Ferrinov”), a private technology company, from December 2008 to July 2012. In July 2012, Ferrinov filed for bankruptcy and was declared bankrupt under the Bankruptcy and Insolvency Act.

3. APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP (“Deloitte”), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2015, Deloitte was paid $1,765,133 for audit services and $106,300 for audit-related services. Deloitte was not paid any fees for tax-related or other services in 2015. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee. Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2015 under the heading “Audit Committee Disclosure”. Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay’s auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

4. APPROVAL OF THE THIRD AMENDED AND RESTATED LONG TERM EQUITY PLAN

Shareholders are being asked to approve an amendment of the LTEP. The LTEP currently provides that the aggregate maximum number of common shares that may be issued from treasury upon the redemption of share units granted under the LTEP shall not exceed 3,000,000. The Board has considered our ability to continue to grant share unit awards under the LTEP and determined that the aggregate maximum number of common shares issuable under the LTEP should be increased to 9,000,000. The LTEP, which provides that share unit awards may be settled by the issuance of common shares or the payment of a cash equivalent, provides us with greater flexibility than our Share Unit Plan (which provides that share unit awards must be settled in cash) to meet the covenant in the indenture governing our 9.50% senior unsecured notes (“Notes”) that restricts our ability to make certain cash payments, including on the vesting of cash-settled share units. This flexibility is important given the recent volatility in our share price and the possibility that the share units granted in 2016 might vest at a higher price in the future.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out in Schedule “A” to this Circular (the “LTEP Resolution”), adopting the amendment to increase the number of our common shares reserved for issuance under the LTEP.

There are currently 3,728,914 share units outstanding under the LTEP and 1,570,384 options to acquire common shares outstanding under our Share Option Plan, representing, approximately 1.6% and 0.7%, respectively, of our issued and outstanding common shares as at the date of this Circular. Given that the aggregate maximum number of common shares that may be issued from treasury upon the redemption of share units granted under the LTEP may not exceed 3,000,000, any share units outstanding under the LTEP in excess of 3,000,000 may only be settled in cash on the entitlement date unless shareholders pass the LTEP Resolution.

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Additional information regarding the LTEP is contained under the heading “Statement of Executive Compensation – Long Term Equity Plan” below.

Proposed Amendments to the LTEP

Currently, the maximum number of our common shares reserved for issuance under the LTEP is 3,000,000, representing approximately 1.3% of the issued and outstanding common shares as at the date of this Circular. On March 30, 2016, the Board approved, subject to shareholder approval, an increase to this maximum whereby the number of common shares reserved for issuance will be fixed at 9,000,000 common shares, representing approximately 3.8% of our issued and outstanding common shares as at the date of this Circular.

The Board and management recommend the adoption of the LTEP Resolution. The TSX has conditionally approved the amendments to the LTEP, subject to shareholder approval. To be effective, the LTEP Resolution must be approved by not less than a majority of the votes cast by the holders of our common shares present in person, or represented by proxy, at the Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy, properly executed, FOR the LTEP Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees and shareholders. Our Board oversees the management of our business and affairs with a view to ensuring that shareholder value is enhanced and the highest standards of ethical conduct are adhered to.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role. The Board fulfills its mandate directly and through its Committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending on the state of Hudbay’s affairs and in light of the opportunities and risks that we face. The directors are kept informed of our operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise. Our Board believes that Hudbay is best served by a Board that functions independently of management and is informed and engaged.

We regularly monitor our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our shareholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule “B” to this Circular and can be viewed at our website at www.hudbay.com. The following is a description of Hudbay’s corporate governance practices as approved by the Board.

BOARD OF DIRECTORS: THE ROLE OF THE BOARD

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

•	reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

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•

reviewing the principal strategic, operational, reporting and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

•

ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

•	ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;
•

assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation Committee;

•	ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and
•

reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

A copy of our Corporate Governance Guidelines, which includes the Board Charter, can be found at Schedule “B”.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies. To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the directors and has determined that nine of the ten directors are independent.

Name	Independent	Not Independent	Reason for Non-Independent Status
Igor A. Gonzales	X
Tom A. Goodman	X
Alan Hair		X	President and Chief Executive Officer of Hudbay
Alan R. Hibben	X
W. Warren Holmes	X
Sarah B. Kavanagh	X
Carin S. Knickel	X
Alan J. Lenczner	X
Kenneth G. Stowe	X
Michael T. Waites	X

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Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee. Currently, none of our directors sit together on the board of directors of any other reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the CEO approve any other directorships held by our directors and officers. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than three other reporting issuers.

For more information about the nominees for election at the Meeting, including a listing of the reporting issuers on whose boards our nominee directors sit, see above under the heading “Election of Directors – Nominees for Election as Directors”.

Independent Chairman

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The responsibilities of the Chairman include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay’s strategy and recommending procedures to enhance the work of the Board. The Board has also adopted a position description for the Chair of each of the Board Committees. The Chairman works with the Chairs of the Committees to assist them in carrying out their roles and responsibilities as detailed in their respective position descriptions and Committee charters. The full position descriptions of the Chairman and the Chair of each Board Committee, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long- range goals, strategies, plans and policies, subject to the direction and oversight of the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action. The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the CGN Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees. The following Board skills matrix sets out the skills and expertise that the Board considers important to fulfill its oversight role in respect of Hudbay, the specific skills and expertise of each director nominee and reflects the current strengths of the Board as a whole.

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	Igor A. Gonzales	Tom A. Goodman	Alan Hair	Alan R. Hibben	W. Warren Holmes	Sarah B. Kavanagh	Carin S. Knickel	Alan J. Lenczner	Kenneth G. Stowe	Michael T. Waites
CEO/Senior Officer	X	X	X	X	X	X	X		X	X
Leadership	X	X	X	X	X	X	X	X	X	X
Mining/Resource Industry	X	X	X		X		X		X	X
Finance and M&A		X	X	X		X	X	X	X	X
Operations	X	X	X		X		X		X	X
International Business	X	X	X	X	X	X	X		X	X
Government Relations	X	X	X							X
Environment, Health, Safety and Sustainability	X	X	X		X				X	X
Human Resources/ Executive	X	X	X	X	X	X	X	X
Corporate Governance				X	X	X	X	X		X
Risk Management	X		X	X		X				X
Marketing	X		X				X		X	X
Legal/Regulatory			X			X		X

Each director is required to complete a self-assessment of his or her skills and such data is compiled into the matrix. The Board skills matrix is maintained to identify and evaluate the competencies and skills of its members based on the individual experience and background of each director and to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics; and (iii) the extent to which the interplay of a nominee’s expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

Board and Committee Evaluations

Annually, under the supervision of the CGN Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board and its Committees. As part of this process, each director is interviewed by a member of the CGN Committee to assess the performance of the Board and the individual directors, the independence of the Board, its relationship with senior management, the performance of the Chairman and any other issues of concern. The results of these interviews are then reviewed by the CGN Committee, which reports to the full Board. Members of each Committee are also required to complete a written questionnaire that deals with the performance of the Committee and its Chair and asks the Committee members to raise any matters of concern. The results of these questionnaires are summarized by the Assistant Corporate Secretary and discussed during in camera sessions of the Committees.

Age and Term Limits; Focus on Board Renewal

We do not have age or term limits for service on the Board. Instead, the Board focuses on renewal, as evidenced by our addition of five new independent directors in the last six years. As part of this focus on board renewal, the Board is vigilant in monitoring the performance of each director and will ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required. Typically, each committee of the Board meets at least four times each year, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2015.

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Directors	Board of Directors	Audit Committee (1)	Compen- sation Committee(2)	Corporate Governance & Nominating Committee (3)	EHSS Committee (4)	Technical Committee(5)	Totals (6)
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
David Garofalo	10 of 10	—	—	—	—	—	10	100%
Igor A. Gonzales	7 of 10	—	—	—	4 of 6	4 of 7	15(7)	65%
Tom A. Goodman	10 of 10	4 of 4	—	—	6 of 6	3 of 3	23	100%
Alan R. Hibben	10 of 10	—	6 of 6	3 of 3	—	—	19	100%
W. Warren Holmes(8)	10 of 10	—	2 of 2	3 of 3	4 of 4	3 of 3	22	100%
Sarah B. Kavanagh	10 of 10	10 of 10	3 of 3	1 of 1	—	—	24	100%
Alan J. Lenczner	10 of 10	10 of 10	6 of 6	—	—	—	26	100%
Carin S. Knickel(9)	4 of 5	—	3 of 3	—	—	—	8	88%
Kenneth G. Stowe	9 of 10	—	—	2 of 2	2 of 2	7 of 7	21	95%
Michael T. Waites	10 of 10	10 of 10	—	—	—	4 of 4	24	100%

1.	Mr. Goodman was appointed to the Audit Committee on June 1, 2015.
2.	Mr. Hibben replaced Mr. Holmes as Chair of the Compensation Committee on May 22, 2015 and Ms. Knickel replaced Ms. Kavanagh on the Compensation Committee on May 22, 2015.
3.	Ms. Kavanagh replaced Mr. Stowe on the CGN Committee on May 22, 2015.
4.	Mr. Stowe replaced Mr. Holmes on the EHSS Committee on May 22, 2015.
5.	Mr. Waites replaced Mr. Goodman and Mr. Holmes on the Technical Committee on May 22, 2015.
6.	Totals include attendance at joint meetings at which certain directors were members of both committees that were meeting jointly.
7.

Mr. Gonzales voluntarily recused himself from attendance at one Board meeting and one Technical Committee meeting after declaring a potential conflict in respect of the subject matter under consideration at such meetings.

8.

Mr. Holmes was appointed Interim Chair of the Board of Directors and the CGN Committee on January 1, 2015 and was appointed Chair of each of the Board of Directors and the CGN Committee on May 22, 2015.

9.	Ms. Knickel was appointed to the Board of Directors on May 22, 2015.

In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings. During the year ended December 31, 2015, the Board held nine in camera sessions of the independent directors. In addition, all of the committees hold in camera sessions without the presence of management at each regular meeting.

Director Orientation and Continuing Education

Seniormanagement,workingwiththeBoard,providesappropriate orientation andeducationfornewdirectors to familiarize them with Hudbay and its business. New directors are provided with a comprehensive manual which includes, among other things, information about the duties and obligations of directors (including copies of the Board Charter, Committee charters and Hudbay policies), descriptions of our organizational structure, operations and compensation plans, and copies of our most recent core public disclosure documents. New directors are expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board, and new directors are invited to sit in on meetings of Committees of which they are not a member to get a sense of how these Committees operate.

In 2015, the Board formalized its director education process by including a director education topic on the agenda for each of its regular meetings and Board dinners. This typically involves presentations to the Board by members of management and third party advisers in respect of our business and operations, legal and regulatory matters, corporate social responsibility and industry trends and practices. In 2015, the Board received the following presentations as part of its director education program:

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Date	Topic
February 19, 2015	Metals market outlook
March 30, 2015	Mineral reserves and resources
May 7, 2015	Public company disclosure
May 22, 2015	CSR overview
July 29, 2015	Risk management overview
November 4, 2015	Peruvian political, economic and CSR environment
November 5, 2015	Wood Mackenzie presentation on market environment

DIVERSITY POLICY

In March 2015, the Board amended our Corporate Governance Guidelines (a copy of which can be found at Schedule “B”) to include a written policy for the identification and nomination of director candidates who are diverse in all aspects, including gender. Pursuant to our Corporate Governance Guidelines, in assessing individual director nominees, the CGN Committee considers, among other things, diversity, including diversity of gender. Search consultants, when engaged by Hudbay, are instructed by the Corporate Governance and Nominating Committee to have broad selection criteria that includes a mix of skills and expertise, and to identify candidates based on diversity of gender, age, ethnicity and geographic background.

The Board recognizes the value of having directors with diverse attributes on the Board and is committed to ensuring that there is increased representation of women on the Board. There are currently two female directors on the Board and, while the Board’s present intention is to nominate a third female director within the next three years, the Board has not established fixed targets regarding female representation on the Board or in executive officer positions. The Board believes that establishing quotas or taking a formulaic approach does not necessarily result in the identification or selection of the best candidates.

In addition to the expertise and experience required, management considers the representation of women when making recommendations to the Board on executive officer appointments and the Board considers both the level of female representation and diversity as essential considerations in the selection process for executive officers.

Hudbay intends to measure the effectiveness of its diversity policy by looking at the increase in female representation on the Board and in executive positions over time, including, for example, the appointments of Sarah B. Kavanagh and Carin S. Knickel to the Board in 2013 and 2015, respectively and the appointments of Mary-Lynn Oke and Elizabeth Gitajn to the senior management team in 2013 and 2015, respectively. The CGN Committee is responsible for ensuring that the objectives of our diversity policy are applied in identifying and evaluating candidates for Board and executive leadership positions.

As at the date of this Circular, the number and percentage of our directors and executive officers who are women are as follows:

Female representation	Number of Women	Total Number	Percentage
Board of Directors	2	10	20%
Executive Officers(1)	2	13	15%

1.	The executive officers of Hudbay’s major subsidiaries are substantially the same as the executive officers of Hudbay.

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COMMITTEES OF THE BOARD

The Board has established five standing Committees to assist it in discharging its mandate. The roles of the Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

Independence of Committees

The members of the Board’s Committees are appointed by the Board upon the recommendation of the CGN Committee. All of our directors who are currently members of Committees of the Board are independent directors.

Audit Committee

Members: Sarah B. Kavanagh (Chair), Tom A. Goodman, Alan J. Lenczner and Michael T. Waites.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management’s discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls. The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, including its assessment of audit risk, as well as our internal audit function. The Audit Committee also receives regular reports from management on internal audit, risk management, tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics (the “Code”) and other matters.

In 2015, members of the Audit Committee received presentations on various topics, including information technology strategy and risk management, deferred taxes, revenue recognition, defined benefit pension plan actuarial valuation and investment performance, conversion to United States dollars functional and reporting currency, precious metals stream accounting and decommissioning and restoration obligations.

In 2015, the Audit Committee oversaw a number of initiatives, including our organization-wide corruption risk assessment and the conversion of our functional and reporting currency from Canadian to United States dollars. The Audit Committee also oversees our global risk management program and receives reports from management twice yearly to review management’s assessment of our key risks and to discuss and review our strategies for addressing such risks. In addition, the Audit Committee is responsible for overseeing investigations relating to any complaints received by our third party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

The Canadian Securities Administrators, pursuant to National Instrument 52-110 - Audit Committees (“NI 52-110”), and the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Rule 10A-3 (“Rule 10A-3”) promulgated under the U.S. Exchange Act, require that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” within the meaning of NI 52-110 and Rule 10A-3.

In appointing Tom A. Goodman to the Audit Committee on June 1, 2015, the Board relied on the exemption in Section 3.8 of NI 52-110, which permitted him to become “financially literate” as contemplated by the rules of the Canadian Securities Administrators within a reasonable time period following his appointment to the Audit Committee. The Board has determined that Mr. Goodman has since become, and that all other members of the Audit Committee are, “financially literate” as contemplated by such rules.

The Audit Committee meets at least quarterly and meets separately with senior management periodically, and with the independent auditor as appropriate. All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management present and a session at which only the independent auditor is present with the Audit Committee.

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None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board. No member of the Audit Committee serves on the audit committee of more than three other reporting issuers.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay’s Annual Information Form (“AIF”) for the year ended December 31, 2015 under the heading “Audit Committee Disclosure” and a copy of the Audit Committee’s charter is attached as Schedule “C” to the AIF. Our AIF may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Compensation Committee

Members: Alan R. Hibben (Chair), Carin S. Knickel and Alan J. Lenczner

The Compensation Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations and compensation of senior management, senior management succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share issuances and share unit awards and share ownership guidelines.

For a detailed discussion of the role and activities of the Compensation Committee see “Statement of Executive Compensation”.

Corporate Governance and Nominating Committee

Members: W. Warren Holmes (Chair), Alan R. Hibben and Sarah B. Kavanagh

The CGN Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance policies and guidelines. In addition, it is responsible for administering the Code and the Timely Disclosure, Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board’s ability to make effective decisions and to ensure the effective governance of Hudbay. The Board believes that our corporate governance policies, procedures and practices are in compliance with applicable guidelines, rules and other legal requirements, and are appropriate for Hudbay.

Environmental, Health, Safety and Sustainability Committee

Members: Tom A. Goodman (Chair), Igor A. Gonzales, Carin S. Knickel and Kenneth G. Stowe

The purpose of the EHSS Committee is to assist the Board in discharging its responsibilities relating to its oversight of our policies, programs and systems relating to environmental, health, safety and sustainability issues and performance, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

The EHSS Committee receives quarterly reports from management, which include reports on health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future, any non-compliances with applicable environmental regulations, and any internal and external environmental, health and safety audits conducted during the quarter. In addition, in 2015, the EHSS Committee’s activities included receiving reports from management on health and safety procedures and reporting at our mines, approving amendments to our Human Rights Policy and our corporate social responsibility report, and receiving reports describing the management systems at our operations.

20 | HUDBAY MINERALS INC.

Technical Committee

Members: Kenneth G. Stowe (Chair), Igor A. Gonzales and Michael T. Waites

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve/resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2015, the Technical Committee received regular reports on the status of our various projects, results of due diligence on acquisition opportunities, including the New Britannia mill, our reserves and resources and our exploration and corporate development initiatives and oversaw management’s cost-cutting initiatives.

SUCCESSION PLANNING FOR EXECUTIVE OFFICERS

Hudbay has a formal process for succession planning for its executive officers. At its meeting on November 5, 2015, the Compensation Committee received a preliminary report from management on succession planning for executives. This was followed by a formal report by management on succession planning to the Compensation Committee at its meeting on December 15, 2015 and to the full Board at its meeting on January 13, 2016. When discussing succession planning, the Chief Executive Officer is solicited for his input on succession planning for his direct reports and other executives. CEO succession planning is discussed during in camera meetings of the Compensation Committee and the full Board. At these meetings, the Compensation Committee and Board consider candidates with long-term potential to serve as Hudbay’s CEO and they also identify candidates who could step into the role immediately in the event the CEO departs unexpectedly. The robust nature of our succession planning process was demonstrated in December 2015 when David Garofalo announced his resignation as our CEO. The Board immediately, and in accordance with its succession plan, appointed Alan Hair as our new CEO.

ETHICAL BUSINESS CONDUCT

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics which applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities. The Code addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials. In addition, the Board has adopted a Certification Policy, in accordance with which new employees and directors must read the Code when hired or appointed and acknowledge that they will abide by the Code. The Certification Policy also requires that certain individuals certify their understanding of the Code and acknowledge that they will abide by the Code on an annual basis; these individuals include directors and certain specified employees, including those above a certain level of responsibility, those whose duties include the transfer of funds, those in the community and government relations areas and those who may be reasonably expected to interact with government officials over the course of their duties.

In March 2015, we adopted a Statement on Anti-Corruption to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets. We seek to avoid any impropriety or the appearance of impropriety in the actions of our directors, officers, employees and agents. Accordingly, we regularly conduct training sessions across the organization relating to the applicable laws prohibiting bribery, to ensure that certain employees, especially those who interact significantly with government and other third parties, understand the laws and know how to comply with them. We also adopted a Global Supplier Due Diligence Policy in June 2015, the purpose of which is to ensure that we and our subsidiaries transact with suppliers who share our expectations for ethical conduct.

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We encourage personnel who become aware of a conflict or potential conflict or departures from the Code to bring it to the attention of a supervisor or department head. The Board has adopted a policy (the “Whistleblower Policy”) for employees to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters. These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or mandate an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint. In additional, under the Whistleblower Policy, Hudbay has a third party-managed ethics hotline that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously. These concerns can be reported online, by mail or by phone.

The Board, through the Audit Committee, monitors compliance with the Code. Hudbay’s Vice President and General Counsel provides day-to-day management over Hudbay’s global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

Any waivers of the Code for directors or members of senior management may only be granted by the Board. The Board did not grant any waiver of the Code in 2015. In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Copies of the Whistleblower Policy and the Statement on Anti-Corruption may be accessed on our website at www.hudbay.com.

DISCLOSURE POLICY

In addition to our timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the financial press. Our Timely Disclosure, Confidentiality and Insider Trading Policy (the “Timely Disclosure Policy”) is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants.

Hudbay’s management has also established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Timely Disclosure Policy and otherwise in accordance with applicable securities laws. The members of the Disclosure Committee include the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Vice President and General Counsel, and such other members of senior management as shall be deemed appropriate from time to time by the Disclosure Committee.

The Disclosure Committee reviews and supervises the preparation of all news releases and public filings prior to their release and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls. In addition, the Board gives final approval of material disclosure items and all press releases and public filings disclosing Hudbay’s financial performance are reviewed by the Audit Committee, who ultimately recommends such disclosure for approval by the Board.

Our Timely Disclosure, Confidentiality and Insider Trading Policy and our Disclosure Committee Charter are available on our website at www.hudbay.com.

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STRATEGIC PLANNING AND RISK MANAGEMENT

A key element of the Board’s responsibilities is to review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

The Board is ultimately responsible for providing overall governance of the risk management function, by approving the Risk Management Policy and the risk appetite associated with Hudbay’s strategy and corporate objectives, ensuring senior management has instituted processes to identify and inform the Board of material risks the company faces, and overseeing management of top tier risks through quarterly risk reporting provided by risk management to the Board and Board committees, as appropriate.

The Audit Committee, through its Charter, is responsible for assisting the Board in its oversight and evaluation of the risk management process. In this capacity, the Audit Committee is responsible for, among other things, approving a formalized, disciplined and integrated risk management process, reviewing the quarterly risk reporting provided by the risk management team and meeting with management to review and discuss management’s timely identification of the most significant risks. Among its responsibilities, management is responsible for the effective and timely management of risks and for creating a supportive environment that encourages risk management practices.

SHAREHOLDER ENGAGEMENT

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders. We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public. Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and has recently adopted a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual general meeting, during which all shareholders have the opportunity to interact with our directors, the policy expresses our directors’ interest in meeting with key shareholders to discuss specific matters of mutual interest and concern. Shareholders may also initiate communication directly with the Board by contacting our Chairman by mail or email at:

HudBay Minerals Inc.
Attention: Chairman of the Board
25 York Street, Suite 800
Toronto, Ontario, Canada M5J 2V5
Email: chairman@hudbay.com

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

We, as a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange (“NYSE”) Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A 3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A 3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member’s independence. We must also provide our statement of significant corporate governance differences in our annual report to shareholders or on our website.

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As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION COMMITTEE

Fellow Shareholders,

The Compensation Committee is pleased to provide you with an overview of Hudbay’s performance during 2015 and a summary of our approach to considering and determining the compensation of Hudbay’s named executive officers.

Hudbay’s Performance in 2015

Notwithstanding the difficult commodities markets that persisted throughout the year, Hudbay enjoyed strong performance in 2015. Among the company’s performance highlights are the following:

•	we declared commercial production and had a successful ramp-up at our Constancia mine;
•	we achieved our production and cost guidance, despite a labour strike at our Manitoba operations and a mechanical failure during commissioning at Constancia;
•	we realized strong safety performance and community/stakeholder relations at all of our operations;
•	we increased our liquidity with an upsizing of our revolving credit facility and the completion of equipment leasing transactions; and
•	we met our continuous improvement and process optimization (CIPO) savings target and implemented other cost savings initiatives.

However, we failed to meet our target for normalized net earnings and failed to meet our benchmark of improving net asset value per share by 8% or more. Despite outperforming our peer benchmark, our -16% total shareholder return for the year was disappointing.

How Executive Compensation is Linked to Performance

Our executive compensation is tied to company and individual performance by linking annual incentive bonuses (STIP) and equity based long-term incentive awards (LTIP) to the achievement of performance objectives that relate directly to the company’s strategic plan to deliver long-term value for the benefit of our shareholders. In establishing our performance objectives from year to year, the Compensation Committee strives to focus the efforts of management within the context of Hudbay’s long term strategy. Each year, our performance objectives focus on net asset value (NAV) per share growth, with special emphasis on all-in cost management, liquidity and meeting our production targets. However, we believe strongly in a balanced approach, so our focus on safety, environmental performance and stakeholder relations will not be sacrificed.

The Compensation Committee utilizes informed judgment in the assessment of the appropriate level of performance-based compensation through STIP and LTIP. Based on our corporate objectives, the Compensation Committee rated Hudbay’s 2015 corporate performance 103 out of 100, as described in further detail under the heading “2015 Corporate Scorecard” below. While several performance objectives on the corporate scorecard are numeric (i.e. normalized net earnings, NAV per share growth, production, costs and relative total shareholder return), our determination of performance in respect of a number of objectives calls for the use of judgment. In addition to the judgment we exercise when determining our performance against objectives, the Compensation Committee can exercise discretion to reduce or increase the overall corporate score to reflect performance and other factors that are not explicitly captured in the corporate scorecard. In 2015, the Compensation Committee took into account Hudbay’s disappointing absolute share price performance and ultimately reduced the corporate performance score by 25%, resulting in an adjusted final corporate performance score of 77 out of 100.

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In previous years, our equity ownership guidelines required that the CEO hold equity worth two times his base salary and the Senior Vice Presidents hold equity worth the amount of their base salaries. Earlier this year, we amended our equity ownership guidelines to require that the CEO hold equity worth three times his base salary, the Senior Vice Presidents hold equity worth two times their base salaries and we introduced a new requirement that the Vice Presidents hold equity worth the amount of their base salaries. All of our executives are in compliance with these increased equity ownership requirements.

Additional detail on the individual performance of our senior executives, our performance against corporate objectives and the various elements and amounts of compensation awarded to our executives and directors can be found in the pages that follow. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and other compensation disclosure included below and recommended to the Board that it be included in this Circular. We encourage you to take the time to review such information.

The Compensation Committee welcomes the opportunity for dialogue with shareholders, who can reach us directly at chairman@hudbay.com. In addition, we will be available at the Annual Meeting to answer any questions.

Sincerely,

Alan R. Hibben, Chair of Hudbay’s Compensation Committee

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COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

For 2015, our five most highly-paid executives, referred to as our NEOs, were:

•	David Garofalo, former President and Chief Executive Officer (CEO);
•	David S. Bryson, Senior Vice President and Chief Financial Officer (CFO);
•	Alan Hair, former Senior Vice President and Chief Operating Officer (COO) (promoted to President and CEO effective January 1, 2016);
•	Cashel A. Meagher, former Vice President, South America Business Unit (promoted to Senior Vice President and COO effective January 1, 2016); and
•	Terry Linde, Vice President, Project Services (Vice President, Project and Technical Services effective as of February 22, 2016).

David Garofalo announced his resignation from Hudbay in December 2015 and Alan Hair, who was previously Senior Vice President and COO, became President and CEO on January 1, 2016. On that date, Cashel Meagher was promoted from Vice President, South America Business Unit to Senior Vice President and COO.

Mr. Hair’s appointment to President and CEO ensures continuity of the strategy, culture and values of Hudbay. Under his leadership, Hudbay will maintain its focus on optimizing the value of our producing assets through efficient and safe operations and growing the company through exploration and development of our current properties and through the acquisition of prospective mining properties that meet our strategic criteria. At the same time, Mr. Hair’s strong operational background makes him very well suited to oversee Hudbay at a time when reducing costs is a top priority.

Overview of Compensation Philosophy

Our executive compensation philosophy is to: (i) provide competitive compensation to attract and retain talented high-achievers, and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders. Accordingly, the Compensation Committee and the Board recognize that a significant portion of total compensation must be variable and linked to corporate and individual achievements tied to our strategic plan. This, along with equity ownership guidelines and an employee share purchase plan, helps to align the interests of management with the long-term interests of our shareholders. Additional detail on the link between executive compensation and corporate and individual performance can be found under the heading “2015 Compensation Determinations”.

Compensation Committee

The members of our Compensation Committee are Alan R. Hibben (Chair), Carin S. Knickel and Alan J. Lenczner. Each member is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. In addition, each member brings helpful and diverse experience, which provides the Compensation Committee with the proper context to assess the suitability of our compensation policies and practices. Messrs. Hibben and Lenczner and Ms. Knickel have served on compensation committees of other public companies, including as Chair. Mr. Hibben has a finance background and is a certified director of the Institute of Corporate Directors. Mr. Lenczner is a lawyer and serves as a Commissioner of the Ontario Securities Commission. Ms. Knickel has significant resource industry and executive compensation experience, including acting as the senior human resources executive at ConocoPhillips from 2003 to 2012.

The responsibilities of the Compensation Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

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Compensation Committee Activities

We believe that our executive and director compensation programs achieve the objectives in our compensation philosophy and, while the Compensation Committee will continue to monitor market trends and our company’s best interests, it does not believe that significant changes to our executive and director compensation are necessary or advisable at this time. Among the activities undertaken by the Compensation Committee in 2015 and early 2016 are the following:

•	updated the comparator group used in benchmarking executive and director compensation;
•	oversaw compensation benchmarking for our executives;
•	adopted an executive incentive compensation recoupment policy, which is commonly referred to as a “clawback” policy;
•

amended our equity ownership guidelines to require that the CEO hold equity worth three times his base salary, the Senior Vice Presidents hold equity worth two times their base salaries and introduced a new requirement that the Vice Presidents hold equity worth the amount of their base salaries;

•	made recommendations to the Board in respect of the compensation awarded to our CEO and Senior Vice Presidents and approved the compensation awarded to our Vice Presidents;
•	oversaw succession planning for our executives and made recommendations to the Board respecting the compensation of our new President and CEO and Senior Vice President and COO;
•	conducted an orientation session for its new committee member;
•	the Compensation Committee Chair, along with Hudbay’s Chairman, met with the Canadian Coalition for Good Governance to engage in a discussion about Hudbay’s compensation and governance practices;
•	the Compensation Committee Chair met with other shareholders to discuss our compensation practices;
•	reviewed regulatory and compensation trends;
•	considered adoption of a “Say on Pay” policy and determined that the adoption of such a policy was not advisable at the time; and
•	reviewed and recommended the Board’s approval of the Statement of Executive Compensation in this Circular.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used by the Compensation Committee in its determinations and reporting on historical compensation levels, methods of compensation, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee also relies on the CEO to review the performance of the other NEOs and make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the CEO and the other NEOs, the Compensation Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Role of Compensation Consultant

To assist in carrying out its duties, the Compensation Committee has authority to retain and receive advice from legal and other advisers as it determines necessary, including the use of compensation consultants to assist in the evaluation of executive and director compensation.

Since 2009, the Compensation Committee has retained Hugessen Consulting Inc. to provide it with independent advice on executive and director compensation and related governance matters. The nature and scope of services provided by Hugessen to the Compensation Committee during 2015 included:

•	advice regarding NEO compensation levels;

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•	information regarding ongoing and emerging market trends in executive compensation, director compensation and related corporate governance;
•	assisting in the preparation and interpretation of a realized and realizable pay analysis;
•	support in drafting compensation disclosure for the 2015 and 2016 management information circulars;
•	preparing on-boarding materials for the new Compensation Committee member;
•	providing insight on compensation practices during a CEO transition;
•	reviewing and providing advice to the Compensation Committee regarding management-prepared materials and recommendations in advance of Compensation Committee meetings; and
•	attending Compensation Committee meetings.

The Compensation Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Compensation Committee’s recommendations.

Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen require Compensation Committee pre-approval and the Chair of the Compensation Committee approves all invoices for work performed by Hugessen. The Compensation Committee reviews Hugessen’s performance at least annually.

The table below outlines the fees paid to Hugessen over the last two years for services related to determining the compensation of our directors and officers. Hugessen did not provide any other services in either year.

2015		2014
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$98,549	Nil	$121,427	Nil

Risk Mitigation

The Compensation Committee has considered the implications of the risks associated with our compensation policies and practices and has not identified any risks arising from such policies and practices that are reasonably likely to have a material adverse effect on Hudbay. The Compensation Committee noted that, while it is possible that linking the majority of our executives’ compensation to the achievement of annual corporate and individual objectives could encourage excessive risk-taking, it believes this risk is appropriately mitigated by, among other factors:

•	Vesting: long-term incentive share units vest after three years and motivate long-term rather than short-term performance;
•

Balanced Scorecard: a balanced number of annual performance objectives limits the impact any particular activity could have on the overall performance score, and our scorecard includes a number of multi-year strategic goals, including NAV per share;

•

Equity Ownership Guidelines: our senior executives are required to comply with our equity ownership guidelines (which were increased as of January 2016; see “Equity Ownership Guidelines” for more details), which further aligns the interests of management and our shareholders;

•

Use of Compensation Consultant: our compensation consultant assists us by benchmarking our executive and director compensation against the compensation paid by a comparator group of mining company peers. This helps us to ensure our compensation levels and practices are reasonable and prudent while remaining competitive;

•	Anti-Hedging Policy: our Timely Disclosure, Confidentiality and Insider Trading Policy prohibits our executives and directors from hedging against declines in their equity-based compensation;
•

Board Oversight of Performance Objective Setting: the Board’s oversight of the performance objective setting process reduces the possibility that the selected performance objectives and targets will encourage excessive risk taking; and

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•

Board and Compensation Committee Discretion: the Compensation Committee and the Board have discretion to award higher or lower incentive-based compensation to our executives, where deemed appropriate, to reflect our overall performance and value created for our shareholders.

Executive Compensation Recoupment Policy

The Board, on the advice of the Compensation Committee, has adopted an executive incentive compensation recoupment policy to further align the interests of management and our shareholders. This policy permits the Board to recoup for the benefit of Hudbay the cash bonus and equity-based long-term incentive awards granted to the CEO and Senior Vice Presidents in the event there is (a) a restatement of our financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, (b) such officers are determined to have engaged in fraud or intentional misconduct in connection with the restatement and (c) the cash bonus and equity-based long-term incentives would have been lower had they been calculated based on such restated financial statements. The executive incentive compensation recoupment policy applies to financial years commencing on or after January 1, 2015.

2015 Benchmarking

As part of the Compensation Committee’s consideration of our executive and director compensation for 2015, the Compensation Committee engaged Hugessen to make recommendations on updating the comparator group of peer companies used to benchmark our compensation. The comparator group includes mid-tier base and precious metals companies. The Compensation Committee believes this is appropriate, as we compete with all mining companies for executives and other personnel with specialized skills and knowledge and there are a limited number of mid-tier base metals producers to use as comparators. The comparator group that was used in the benchmarking exercise undertaken by Hugessen in late 2014 to assist with 2015 compensation determinations consisted of the following Canadian mining companies whose revenues or assets (or both) were between one-half to two times that of ours:

Company	Total Revenues(1)	Total Assets(1)
Lundin Mining Corporation	$1,102	$8,485
Katanga Mining Ltd.	$1,249	$5,843
IAMGOLD Corp.	$1,167	$4,890
New Gold, Inc.	$841	$5,495
Thompson Creek Metals Company Inc.	$934	$3,296
Pan American Silver Corp.	$871	$2,337
OZ Minerals Limited	$787	$2,283
Osisko Mining Corporation	$728	$2,266
Centerra Gold Inc.	$884	$1,877
Coeur Mining, Inc.	$736	$1,685
PanAust Limited	$788	$1,376
Endeavour Mining Corporation	$676	$1,116

1.	All financial figures in CAD $MM as at December 31, 2014.

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Summary Statistics
75th Percentile	$976	$4,594
Median	$856	$2,310
25th Percentile	$775	$1,836
HudBay Minerals Inc.	$560	$5,628

Hugessen’s benchmarking focused on the CEO and Senior Vice Presidents. Our fourth and fifth most highly paid NEOs (Cashel A. Meagher and Terry Linde) were Vice Presidents in 2015 and there are not always directly comparable roles at the comparator companies. The Compensation Committee concluded that relying on comparator group benchmarking data to set Messrs. Meagher’s and Linde’s compensation could result in an arbitrary disparity between the compensation received by these individuals and Hudbay’s other Vice Presidents, whose compensation is determined based on industry surveys (compiled by the Hay Group and Mercer Canada) and internal considerations. In light of this, the Compensation Committee determined that it was preferable to have Messrs. Meagher’s and Linde’s compensation assessed along with the organization’s other Vice Presidents.

Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description	Link to Compensation Objectives
Fixed Compensation
Base Salary	Annual cash compensation	Competitive, stable income enables attraction and retention
Retirement Benefits	Pension Plan	Rewards executives for long service to Hudbay enables attraction and retention
VariableCompensation
Annual Incentive Bonus (STIP)	Annual cash award (or vested share unit grant) based upon corporate and individual performance	Links compensation to corporate and individual performance, which motivates executives to achieve objectives tied to operations, financial performance, growth and leadership
Long-Term Incentives (LTIP)	Share units granted under our Long-Term Equity Plan or our Share Unit Plan, which vest and become payable after three years	Links compensation to corporate and individual performance, which motivates executives to achieve objectives tied to operations, financial performance, growth and leadership; provides link between compensation and share price, thereby aligning the interests of executives and shareholders;encourages retention
Other
Employee Share Purchase Plan	Voluntary contribution program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay	Motivates, attracts and encourages retention of executives and other employees and aligns their interests with those of our shareholders by encouraging voluntary equity participation in Hudbay

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Compensation Element	Description	Link to Compensation Objectives
Perquisites and Other Benefits	Includes fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who have been asked to relocate at Hudbay’s request	Represents an investment in the health and well- being of our executives and otherwise assists with attraction and retention

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention, while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low metals prices and other factors beyond our control, our financial performance warrants significantly lower annual bonuses and long-term incentive awards. At the same time, having a base salary that is a relatively low portion of overall compensation reflects our emphasis on linking executive compensation to our performance and aligning executives’ interests with long-term shareholder value creation. As base salary represents a reference for a number of other compensation elements, significant attention is paid to appropriately positioning salaries, taking into account the base salaries of individuals with similar roles within Hudbay and in the comparator group.

Annual Incentive Bonus (STIP)

The annual incentive bonus, normally paid in cash, is a variable component of executive compensation based on corporate and individual performance. This form of short-term incentive motivates executives to achieve objectives that support the realization of shareholder value and enables recognition of initiatives that improve our operational efficiency, health, safety and environmental record, attainment of financial objectives and execution of strategic initiatives.

Long-Term Incentives (LTIP)

The Compensation Committee believes that long-term equity-based compensation, in the form of share units, should form a significant portion of our NEOs’ overall compensation in order to provide a strong correlation between compensation and our share price, thereby aligning the interests of our executives and shareholders. The share unit awards are front-end performance-conditioned in that the actual aggregate value of share units granted in a given year is based on the achievement of corporate and individual performance objectives.

Long-term incentive share units are granted under our Long-Term Equity Plan. A share unit is a notional unit which, depending on its terms, is redeemable for either a Hudbay common share or a cash amount equal to the value of a common share at a future date, and may be made subject to vesting and performance criteria. Share units granted to our executives and other eligible employees pursuant to our Long-Term Equity Plan entitle the holder to receive, at the company’s election, either a common share or a cash amount, in each case, equal to the value of the share units on the date of vesting.

The Compensation Committee and our Board continue to believe that compensating NEOs and other eligible employees with share units provides superior alignment with shareholder interests compared to granting share options. Moreover, adding front-end performance conditions to our share unit grants further strengthens the alignment between executive compensation and performance, which drives sustainable shareholder value creation, consistent with our compensation philosophy and our commitment to responsible corporate governance.

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The Compensation Committee’s current policy is to not make share option grants to our executives and directors. No option grants have been made since 2010.

Long-Term Equity Plan (LTEP)

The LTEP provides for grants of equity-based long-term incentive awards in the form of share units for the purpose of advancing our interests and those of our affiliates through the motivation, attraction and retention of directors and eligible employees. While the LTEP permits the granting of a limited number of share units to non-employee directors, we do not grant awards under the LTEP to our non-employee directors. All grants of equity-based compensation to our non-employee directors are provided pursuant to our Deferred Share Unit Plan (see “Statement of Executive Compensation – Director Compensation” below).

Each grant of share units under the LTEP is evidenced by a share unit grant letter which may contain terms and conditions, which need not be identical, in addition to the terms and conditions of the LTEP.

The LTEP provides that share unit awards may be granted in a calendar year by the Board, or its delegate as set out in the LTEP, to Participants as compensation for services rendered to us or an affiliate. The number of share units awarded will be credited to the Participant’s account effective on the grant date of the share unit awards.

The below table provides a summary of the principal terms of the LTEP. For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Provision	Description
Term / Entitlement Date

Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.

Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.
Market Price

The LTEP provides that, on any applicable date, the market price of common shares (the “Market Price”) is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the date as of which the Market Price is determined.

Settlement

Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent to such common shares.

The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.

Insider Participation Limit

The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.

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Provision	Description
Resignation and Termination

The LTEP provides that, in the event a Participant that is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.

Change of Control

If a change of control occurs and a Participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all share units outstanding of such Participant will immediately vest and the entitlement date will occur on such date.

In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest and the entitlement date will occur on such date.

Amendment Procedure

The LTEP provides that, without shareholder approval, the Board may make the following amendments to the LTEP:
(a)        amendments of a “housekeeping nature”;
(b)       an addition or a change to the vesting provisions to the LTEP;
(c)        a change to the termination provisions of a share unit or the LTEP;
(d)        amendments to reflect changes to applicable securities laws; and
(e)        amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a share unit has been granted may from time to time be resident or a citizen.
All other amendments require shareholder approval.

Dividends

Each Participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the Participant if the share units in the Participant’s account, if any, had been common shares, based on the Market Price of a common share on such date.

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Compensation Committee recognizes that retirement benefits are required in order for our compensation program to be competitive with our peers.

Each of our NEOs participates in our defined benefit pension plan from the date of their employment. The pension plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service, in which the highest average is attained, multiplied by the member’s credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member’s earnings, or $18,339 for 2015.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan.

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The NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan (ESPP) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant’s contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who relocated at Hudbay’s request.

2015 Compensation Determinations

The Compensation Committee’s process for making its determinations in respect of 2015 compensation commenced in July 2014, when it confirmed the members of the comparator group that Hugessen would use to benchmark the compensation received by our senior executives. Hugessen presented the results of its benchmarking study to the Compensation Committee in November 2014. At that meeting, the Compensation Committee also had a preliminary discussion with management on the adoption of performance objectives for 2015 and they received a report from Hugessen on regulatory and executive compensation trends.

The Compensation Committee met again in December 2014 to finalize their recommendations to the Board respecting the 2015 base salaries and target STIP and LTIP awards for the senior executives, along with the 2015 objectives in the corporate scorecard. These recommendations were adopted by the Board in January 2015.

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Tally Sheets and Realized/Realizable Compensation

In making its compensation determinations, the Compensation Committee was guided by Hugessen’s benchmarking, which indicated that the total direct compensation (base salary, plus STIP and LTIP) for Messrs. Garofalo, Hair and Bryson was below the median of the comparator group. The Compensation Committee also reviewed a comprehensive analysis and summary of all components of total compensation and accumulated wealth for each of these individuals, including base salary, STIP and LTIP grants, pension benefits and other benefits paid. The primary purpose of these “tally sheets” was to summarize the individual elements of NEO compensation and the estimated value of compensation and provide a historical summary of accumulated wealth for each such individual.

The Compensation Committee also annually reviews a report on realized and realizable pay, which outlines the differences between the target pay available to each of the CEO, COO and CFO and the compensation earned and vested (realized) and the value of LTIP awards that have not yet vested (realizable) in respect of each such individual. These reports also include a comparison of executive compensation against the shareholder experience and provide the Compensation Committee with additional perspective on the pay-for-performance linkage over time, which provides a basis for discussion around the effectiveness of current pay programs and their alignment with company performance.

The graph below provides a comparison of the target compensation available to Mr. Garofalo with his actual realized/realizable compensation for the last five years. Mr. Garofalo’s realized/realizable pay for each of the last five years are below both target and awarded compensation, demonstrating the alignment of pay outcomes with the shareholder experience. While actual STIP paid and the grant-date value of LTIP awards have varied above and below target based on achievement of corporate objectives, the share- based nature of LTIP grants has resulted in consistently lower realized/realizable aggregate pay. Because all other NEOs have a similar compensation structure, Mr. Garofalo’s compensation is being depicted as a proxy for all NEO compensation.

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Where:

•	Target is annual base salary, target STIP award, and target LTIP award in respect of the performance year (STIP and LTIP are awarded shortly following year-end);
•	Awarded is annual base salary, actual STIP paid, and grant-date value of actual LTIP awarded (STIP and LTIP as disclosed in the Summary Compensation Table and based on annual performance score); and
•

Realized & Realizable is annual base salary, actual STIP paid, and the value of LTIP vested and paid out (realized) or, if LTIP has not yet vested, the value of unvested LTIP outstanding as at December 31, 2015 (realizable).

2015 Compensation Adjustments

As mentioned above, Hugessen’s benchmarking indicated that the total direct compensation for each of Messrs. Garofalo, Bryson and Hair was below the median of the comparator group. In order to ensure that their total direct compensation remained competitive, the Board approved increases to their 2015 base salaries and STIP and LTIP targets. The base salaries for each of Messrs. Garofalo, Bryson and Hair were increased by 3%, effective January 1, 2015. Cashel Meagher’s base salary was increased by 5%, which reflects an annual merit increase as well as an adjustment for market competitiveness. Terry Linde’s 2015 base salary was increased by 4% in connection with his promotion from Director, Projects to Vice President, Project Services in mid-2015. The base salaries of our NEOs are shown in the table below:

Name	Title	2014 Base Salary	2015 Base Salary	Percentage Increase
David Garofalo(1)	President and CEO	$815,000	$839,450	3%
David S. Bryson	Senior Vice President and CFO	$430,500	$443,415	3%
Alan Hair	Senior Vice President and COO	$460,000	$473,800	3%
Cashel A. Meagher(2)	Vice President, South America Business Unit	$336,641	$409,185	5%(4)
Terry Linde(3)	Vice President, Project Services	$327,845	$396,397	4%(5)

1.	Mr. Garofalo resigned as CEO effective December 31, 2015.
2.

Mr. Meagher’s base salary is paid to him in United States dollars and was US$304,763 in 2014 and US$320,001 in 2015. The salaries reflected in this table are in Canadian dollars and were converted using the Bank of Canada’s annual average rate for 2014 and 2015, which were US$1.00:Cdn$1.1046 and US$1.00:Cdn$1.2787, respectively.

3.

Mr. Linde’s base salary is paid to him in United States dollars and was US$296,800 in 2014 and US$310,000 as at December 31, 2015 (his pro-rated salary for 2015 was US$303,400). The salaries reflected in this table are in Canadian dollars and were converted using the Bank of Canada’s annual average rate for 2014 and 2015, which were US$1.00:Cdn$1.1046 and US$1.00:Cdn$1.2787, respectively.

4.	The percentage increase for the period is based on the increase in Mr. Meagher’s salary as stated in United States dollars.
5.	The percentage increase for the period is based on the increase in Mr. Linde’s salary as stated in United States dollars and using Mr. Linde’s salary as at December 31, 2015.

The Board also approved an increase in David Garofalo’s target STIP from 80% to 90% of base salary and his target LTIP grant from 170% of base salary to 185%. This change increased Mr. Garofalo’s target total direct compensation modestly above the comparator group median, while continuing to emphasize the importance of performance-conditioned equity-based grants. The Compensation Committee believes these changes were appropriate given the company’s successful performance under Mr. Garofalo’s leadership.

The target STIP and LTIP awards for Alan Hair were increased from 70% to 85% and 120% to 145% of base salary, respectively. These changes brought Mr. Hair’s total target direct compensation approximately 8% above the comparator group median. The Compensation Committee felt that these increases were appropriate given Mr. Hair’s role in the successful completion of our development projects, his importance to our operational performance in 2015 and future years and his broad portfolio of responsibility, which included oversight of operations, exploration, corporate social responsibility, project development and human resources.

36 | HUDBAY MINERALS INC.

The Board also approved increases in David Bryson’s STIP and LTIP awards from 70% to 75% and 120% to 130%, respectively. These changes, along with the increase to his base salary, placed Mr. Bryson at the comparator group median.

The STIP and LTIP targets for Mr. Meagher for 2015 remained the same as in 2014, consistent with our other Vice Presidents. In connection with Mr. Linde’s promotion to a Vice President position, his STIP and LTIP targets were increased from 40% and 40% to 50% and 70%, respectively, consistent with other Vice Presidents.

The following table sets out the STIP and LTIP targets in 2015 for each NEO as a percentage of his respective base salary.

	Targets (% of Base Salary)		Performance Weighting
Name	STIP	LTIP Grant	Corporate	Individual
David Garofalo	90%	185%	100%	N/A
David S. Bryson	75%	130%	60%	40%
Alan Hair	85%	145%	60%	40%
Cashel A. Meagher	50%	70%	60%	40%
Terry Linde	50%	70%	60%	40%

Changes to 2016 compensation resulting from the CEO transition are discussed under the heading “Executive Compensation Changes for 2016” below.

Corporate Scorecard

Our executives’ annual incentive bonus (STIP) and long-term incentive awards (LTIP) are determined by a combination of individual and corporate performance. The corporate performance score accounts for 60% of our non-CEO NEOs’ STIP and LTIP grants. An individual performance score is determined for each of these executives and such score accounts for the remaining 40% of their STIP and LTIP grants. The Compensation Committee feels that this balance between corporate and individual performance ensures sufficient variability among awards, while ensuring executives are rewarded for their individual achievements.

The overall score for our non-CEO NEOs, based on the combined corporate and individual scores, and Mr. Garofalo’s overall score (based 100% on corporate performance) is used to determine the value of STIP and LTIP grants by multiplying the score, expressed as a percentage, against their target award, detailed above. The maximum scores that can be awarded for superior performance are 200% of the target score and the minimum/threshold award is 0%. The Compensation Committee feels that providing for variability of awards is important in ensuring that executives are appropriately compensated for superior performance and that compensation is reduced significantly when performance is below expectations.

At the start of each year, the Board, upon the recommendation of the Compensation Committee, adopts its corporate scorecard, which sets forth key performance areas that guide and motivate our executives as they carry out Hudbay’s strategy over the course of the year. At the end of the year, the Compensation Committee assesses the company’s performance against each scorecard objective and considers all relevant factors, both positive and negative.

The 2015 corporate scorecard and the key factors that influenced the scores in each performance objective are set forth below. The aggregate corporate performance score, as determined by the Board in January 2016, was 103 out of 100; however, the Compensation Committee took into account Hudbay’s disappointing absolute share price performance and reduced the corporate performance score by 25%, resulting in an adjusted final corporate performance score of 77 out of 100.

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Category/Weight	Score	Compensation Committee Decision Factors

Operation – 40%	45/40	•	Good safety performance; somewhat higher LTA severity and overall accident frequency than 2014 but consistent with three year average
Environment, Health and Safety	100/100	•	Full year production and cost guidance maintained despite Flin Flon strike and Line 2 failure at Constancia
Production and cost performance	120/100	•	Peru ore production exceeded expectations
		•	Cost containment initiatives implemented
Relationships with key stakeholders, regulators, governments, communities, etc,	120/100	•	Strong production performance offset somewhat by excess inventory in Peru and Manitoba
		•	No significant community relations issues in Peru
		•	Managed Manitoba strike well without safety incidents and with support of local stakeholders
		•	No First Nations issues in Manitoba and stakeholder relations well- managed in Arizona
		•	Enhanced anti-corruption and anti-bribery program implemented
Financial Excellence – 20%	14/20	•	Normalized net earnings below threshold of $96 million
		•	Increased size of revolving credit facility and completed equipment
Normalized net earnings (target of $192	30/100		leasing transactions, which helped maintain liquidity
million, with a $96 million threshold)		•	Share price outperformed peer group (S&P-TSX Capped Diversified
Metals and Mining Index) by 5.3%
Access to/cost of capital		•	Realized 5.2% increase in net asset value per share
100/100
Share price performance vs. peer group
100/100
Growth in net asset value per share
(between 5% and 8%)
50/100
Growth – 25%	16/20	•	Constancia ramp-up proceeded very well
		•	Arizona permitting and feasibility study on track
Project Development – time and budget	125/100	•	New Britannia mill acquisition expected to result in substantial
management			savings compared to new concentrator at Lalor
		•	Showed discipline when considering M&A transactions
Growth acquisitions, renewal of project	100/100	•	No reserve/resource growth but acquisitions and exploration were not
pipeline and reserve/resource growth			a strategic priority in 2015
Leadership – 15%	16/15	•	Manitoba strike and return to work well managed with employees and no injuries/accidents or significant confrontations
Employee communications and engagement	100/100	•	Employee compliance training via email quizzes and videos introduced
		•	CEO/COO succession plan implemented
Leadership talent management/ succession	110/100	•	Expanded depth of finance group with VPs of risk management and treasury, tax and marketing
		•	Restructured marketing group
Continuous Improvement and Process	110/100	•	Leadership development program on track for 2016 implementation
Optimization		•	Met targets for continuous improvement

Total Score	103%
Final Amended Score (after exercise	77%
of Board discretion to reduce by 25%)

Determination of Individual Performance

The individual performance score for each of our non-CEO NEOs represented 40% of their overall annual performance score. As with the corporate objectives, the non-CEO NEOs’ individual performance scores involved the application of judgment, with reference to key elements of their performance within their respective areas of responsibility. In making its determinations respecting the non-CEO NEOs’ individual performance scores, the Compensation Committee considered recommendations made by Mr. Garofalo.

38 | HUDBAY MINERALS INC.

The CEO’s STIP and LTIP awards are determined 100% based on the corporate performance score. The Compensation Committee feels this is appropriate given the CEO’s responsibility for all aspects of corporate performance.

The table below shows the individual performance score of each NEO, as well as the decision factors that were considered by the Compensation Committee in determining such scores.

Name	Individual Performance Scores	Decision Factors
		•	New hires in Treasury and Risk Management successfully on-boarded; Manitoba finance team strengthened
		•	Cost control initiatives identified and implemented; new AFE approval process advanced
David S. Bryson	40/40	•	Credit facilities increased to provide additional borrowing capacity
		•	Enhancements to forecasting/modeling process; improvements to impairment testing process notwithstanding requirement for accelerated test
		•	Marketing function successfully restructured
		•	Good safety performance
		•	Full year production and cost guidance maintained despite Flin Flon strike and Line 2 failure at Constancia
		•	Managed Manitoba strike well without safety incidents and with support of local stakeholders
Alan Hair	48/40	•	Constancia ramp-up proceeded very well
		•	New Britannia mill acquisition expected to result in substantial savings compared to new concentrator at Lalor
		•	Arizona permitting and feasibility study on track
		•	Leadership development program on track for 2016 implementation
		•	Exceptional Constancia safety performance
		•	Exceeded cost guidance per tonne milled at Constancia
Cashel A. Meagher	50/40	•	No major environmental incidents at Constancia
		•	Constancia community and institutional relations well managed
		•	Sustaining capex for Constancia within budget
		•	Defined and established program to promote and institutionalize a culture of excellence in the execution of capital projects
Terry Linde	45/40	•	Provided structure to Manitoba Business Unit projects to resource and define Snow Lake Projects, establish key objectives and timelines to ensure business objectives are met
		•	Closed out the Constancia project
		•	Established a capable project management team for the Rosemont project

Annual Incentive Bonus (STIP) in respect of 2015 Performance

Each NEO’s annual incentive bonus is determined by applying his overall performance score against the target bonus approved by the Board. The following table shows each NEO’s performance scores and target bonus for 2015 as well as the actual amount awarded to each such NEO for 2015. While the STIP is usually awarded in cash, as a means to demonstrate the financial prudence that is expected throughout the organization in the current market environment, the Board, on the recommendation of the Compensation Committee, determined that the 2015 STIP award would be paid in share units that vest and are paid out in three years. Unlike share units granted in satisfaction of LTIP awards, the share units granted in satisfaction of the 2015 STIP award will not be subject to forfeiture should the executive voluntarily depart Hudbay.

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Name	Individual Performance Scores	Corporate Performance Scores	Target Bonus (% of Base Salary)	100% of Bonus at Target	% of Target Bonus Awarded (2015 Perfor- mance Score)	Amount of Bonus Awarded
David Garofalo(1)	NA	77%	90%	$755,505	77%	$581,739
David S. Bryson	100%	77%	75%	$332,561	86.2%	$286,668
Alan Hair	120%	77%	85%	$402,730	94.2%	$379,372
Cashel A. Meagher(2)	125%	77%	50%	$204,592	96.2%	$196,818
Terry Linde	112.5%	77%	50%	$198,199(3)	91.2%	$180,757

1.	The corporate performance score was used to determine 100% of Mr. Garofalo’s annual incentive bonus.
2.

Mr. Meagher’s and Mr. Linde’s STIP are paid to them in United States dollars and were US$153,920 and US$141,360, respectively; these amounts were converted to Canadian dollars using the Bank of Canada’s annual average rate for 2015, which was US$1.00:Cdn$1.2787.

3.	Target determined using Mr. Linde’s base salary as at December 31, 2015, being US$310,000 (Cdn$396,397).

Mr. Linde’s 2015 Completion Bonus

On July 15, 2015, Mr. Linde was awarded a completion bonus in the amount of US$445,000 for the successful completion of the Constancia project. This one-time completion bonus of one and a half times his annual salary was payable to Mr. Linde pursuant to his employment contract upon the successful completion of previously determined project milestones.

Long-Term Incentive Grant in Respect of 2015 Performance

In early 2016, the Board approved LTIP grants for our NEOs. As is the case with the STIP, the value of LTIP grants is determined by applying each of our NEO’s overall performance scores (based on combined individual and corporate performance scores) against the target LTIP grant approved by the Board. An LTIP grant was not awarded to Mr. Garofalo in respect of 2015, as he had previously provided notice of his resignation from Hudbay.

The following table shows the LTIP awards granted to our NEOs in respect of 2015 performance.

Name	Target LTIP Grant (% of Base Salary)	100% of LTIP Grant at Target	% of Target LTIP Grant Awarded (2015 Perfor- mance Score)	Amount of LTIP Award	# of Share Units Granted(1)
David S. Bryson	130%	$576,440	86.2%	$496,891	123,912
Alan Hair	145%	$687,010	94.2%	$647,163	161,387
Cashel A. Meagher(2)	70%	$300,318	96.2%	$288,905	72,046
Terry Linde(2)	70%	$290,932	91.2%	$265,330	66,167

1.

The 2015 LTIP grants were made on March 3, 2016. The grant price for the share units granted was based on the five day average of the closing price of Hudbay Shares on the Toronto Stock Exchange ending on the last trading day immediately preceding March 3, 2016, being $4.01.

2.

Because the LTIP awards were granted on March 3, 2016, for purposes of calculating their LTIP awards, Mr. Meagher’s and Mr. Linde’s 2015 base salaries of US$320,001 and US$310,000, respectively, were converted to Canadian dollars using the Bank of Canada’s noon exchange rate on March 3, 2016, being US$1.00:Cdn$1.3407.

Executive Compensation Changes for 2016

Following the announcement of the CEO transition at the end of 2015, the Board, upon the Compensation Committee’s recommendation, increased Alan Hair’s base salary to $625,000 in connection with his appointment as President and CEO. The Board also approved an increase in Mr. Hair’s STIP and LTIP targets from 85% and 145% to 90% and 185% of his base salary, respectively. This represents an approximately 50% increase in Mr. Hair’s total direct compensation at target compared to his role as Senior Vice President and COO and it represents a discount of approximately 25% to David Garofalo’s 2015 total direct compensation at target. Mr. Hair’s 2016 STIP and LTIP targets as a percentage of base salary are the same as those set for David Garofalo in 2015.

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In connection with Cashel Meagher’s promotion to Senior Vice President and COO, he will be relocating to Toronto from Peru. At that time, Mr. Meagher’s base salary, STIP and LTIP targets will be increased to the same level as those set for David Bryson. This will result in Mr. Meagher’s having a base salary of $443,415 and STIP and LTIP targets of 75% and 130% of his base salary, respectively. This will amount to a 14% discount compared to Alan Hair’s 2015 compensation as COO, but it will be an approximately 48% increase in Mr. Meagher’s total target direct compensation compared to his 2015 compensation.

Aside from the adjustments to compensation resulting from Messrs. Hair’s and Meagher’s promotions, there were no annual base salary increases for Hudbay’s executives and other non-unionized employees throughout the organization in 2016. Further, no changes were made to the target STIP and LTIP percentages for 2016 for David Bryson, Terry Linde or any of Hudbay’s other executives.

The Compensation Committee has maintained the general form of corporate scorecard for 2016, in that it emphasizes operations, financial performance and growth, with a focus on NAV per share growth. However, given our focus on operational efficiency and cost reduction in 2016, the Compensation Committee has increased the weighting allocated to operations from 40% to 50% and set the weightings allocated to financial performance and growth at 30% and 20%, respectively. The Compensation Committee also eliminated the leadership category, as the elements it contemplates can also be covered under the operations category.

Equity Ownership Guidelines

The Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units based on targets varying by position level. Any options held by the executives will not be counted towards the required equity holdings, however unvested share units will be. Executives subject to the guidelines have four years in which to attain the required equity holdings, and as their base salaries increase, they must continue to meet the guidelines, but they will have four years from the date of the increase to meet the additional requirement. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. In the event an executive does not meet the requirement, he or she will not be allowed to sell shares until the requirement is met.

In addition to the requirements imposed by the equity ownership guidelines, our NEOs and others who, from time to time, may be in possession of material non-public information are subject to restrictions on their ability to trade in our securities by our Timely Disclosure, Confidentiality and Insider Trading Policy, which includes a prohibition on trading during our blackout periods and a requirement to obtain the approval of two members of our Disclosure Committee before making any trades or exercising options.

In previous years, our share ownership guidelines required that the CEO hold equity worth two times his base salary and the Senior Vice Presidents hold equity worth the amount of their base salaries. In January 2016, our equity ownership guidelines were amended to require that the CEO hold equity worth three times his base salary, the Senior Vice Presidents hold equity worth two times their base salaries and we introduced a new requirement that the Vice Presidents hold equity worth the amount of their base salaries. Our NEOs’ progress in meeting our share ownership guidelines as at March 31, 2016 is shown in the following table:

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Name	Share Ownership Guideline	Target Equity Required(1) ($)	Total Equity Ownership(2)		Value of Equity Ownership as a Percentage of Target (%)
			Share Units ($)	Hudbay Shares ($)
Alan Hair	Three times base salary	1,875,000	2,199,304	628,391	151
David Bryson	Two times base salary	886,830	1,929,348	298,452	251
Cashel Meagher	Two times base salary	830,146	1,052,745	155,083	145
Terry Linde	Equal to base salary	402,101	921,816	73,667	248

1.

Officers subject to the guidelines have four years in which to attain the required shareholdings and as their base salaries increase, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. The Target Equity Required is based on our executives’ base salaries at March 31, 2016. The base salaries of Messrs. Meagher and Linde were converted to Canadian dollars using the Bank of Canada’s noon exchange rate on March 31, 2016, being US$1.00:Cdn.$1.2971.

2.	Includes the grant date value of share units held and the acquisition value of Hudbay Shares held.

Employment Agreements

Each of the NEOs is party to an employment agreement with our company. The NEOs’ employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive and pension plans. Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. The following table summarizes the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for ‘good reason’:

Payment/Benefit	Alan Hair, David Bryson, Cashel Meagher	Terry Linde
Lump sum payment	An amount equal to 24 months’ base salary	An amount equal to 12 months’ base salary
Additional lump sum payment	An amount equal to 2 times the average annual incentive bonus earned over the two fiscal years immediately preceding the termination date	An amount equal to 1 times the average annual incentive bonus earned over the two fiscal years immediately preceding the termination date
Employee pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and his pension entitlements during a 24 month period	Entitled to continue to participate for 12 months or receive a lump sum payment equal to the premium contributions and his pension entitlements during a 12 month period
Vesting of share units and share options	Share units and share options, if issued, shall become immediately vested and options will be exercisable in accordance with the terms of the Share Option Plan	Share units, if issued, will vest immediately and share options will continue to vest in the ordinary course and be exercisable in accordance with the terms of the Share Option Plan

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Payments on Termination

The following table provides details regarding the estimated incremental payments to each of the NEOs assuming termination without cause on December 31, 2015:

Name	Severance (Base Salary) ($)	Severance (Bonus) ($)	Severance (Value of Benefits) ($)	Value of Vested Share Units ($)	Total ($)
David Garofalo	1,678,900	1,455,419	485,072	869,784	4,489,175
David S. Bryson	886,830	697,709	236,014	849,298	2,669,851
Alan Hair	947,600	813,428	312,781	896,487	2,970,296
Cashel A. Meagher	818,370	433,141	170,666	420,332	1,842,509
Terry Linde	396,397	221,189	24,783	340,739	983,108

Double-Trigger Payment on Termination

None of our NEOs is entitled to any payments or accelerated vesting of equity based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for good reason, as defined in their employment contracts. Such entitlements will only arise if their employment is terminated.

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Performance Graphs

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2010 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for our five most recently completed financial years.

(in Cdn. $)	2010	2011	2012	2013	2014	2015
Hudbay Minerals Inc. (TSX)	100.00	57.22	56.58	48.98	56.12	29.50
S&P/TSX Composite Index	100.00	91.29	97.85	110.58	122.23	112.06
S&P/TSX Diversified Metals and Mining Index	100.00	73.45	69.60	55.44	48.66	25.09

44 | HUDBAY MINERALS INC.

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2011 against the total direct compensation (base salary, STIP and LTIP) for Messrs. Garofalo, Hair and Bryson for our four most recently completed financial years.1 Except for 2012, the trend in Messrs. Garofalo’s, Hair’s and Bryson’s direct compensation has been similar to the trend in our share price performance. Because the other NEOs have a majority of their incentive compensation determined based on our corporate performance score, we expect the trend in their compensation during this period to be similar to this graph.

1.

Given his resignation on December 31, 2015, Mr. Garofalo did not receive LTIP in respect of 2015 performance and, as such, his 2015 direct compensation reflected in the below chart includes his base salary and STIP only.

(in Cdn. $)	2011	2012	2013	2014	2015
Hudbay Minerals Inc. (TSX)	100.00	98.84	85.59	98.07	51.55
Direct Compensation of Messrs. Garofalo, Hair and Bryson	100.00	112.34	107.19	157.80	97.28

Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2015, 2014 and 2013 by each of the NEOs. In the share-based awards and annual incentive plan columns of our Summary Compensation Table, the awards disclosed for 2015, 2014 and 2013 are the amounts approved by the Board and awarded in early 2016, 2015 and 2014, respectively, in respect of the prior year’s performance.

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Name and principal position	Year	Salary ($)	Share-based awards ($)	Option awards ($)	Non-equity incentive plan compensation		Pension Value ($)	All other compensation(1) ($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
David Garofalo President and CEO	2015 2014 2013	839,450 815,000 815,000	— 1,856,570 1,039,125	- - -	581,739 873,680 489,000	- - -	245,280 146,353 208,701	86,281 71,238 102,475	1,752,750 3,762,841 2,654,301
David S. Bryson Senior Vice President and CFO	2015 2014 2013	443,415 430,500 410,000	496,891 704,642 435,420	- - -	286,668 411,041 253,995	- - -	130,010 92,018 99,903	46,409 37,856 44,914	1,403,393 1,676,057 1,244,232
Alan Hair Senior Vice President and COO	2015 2014 2013	473,800 460,000 460,000	647,163 744,096 422,280	- - -	379,372 434,056 246,330	- - -	135,160 60,361 195,454	45,707 39,705 49,479	1,681,202 1,738,218 1,373,543
Cashel A. Meagher(2) Vice President, South America Business Unit	2015 2014 2013	409,185 336,641 313,875	288,905 376,803 177,646	- - -	196,818 236,323 122,411	- - -	91,810 41,780 72,431	517,039 388,351 371,127	1,503,757 1,379,898 1,057,490
Terry Linde(2) Vice President, Project Services	2015 2014 2013	387,958 327,845 305,674	265,330 297,957 166,350	- - -	180,757 261,620 144,689	569,022(3) - -	- - -	114,042 265,928 230,234	1,517,109 1,153,350 846,947

1.

In each of 2013, 2014 and 2015, Messrs. Meagher and Linde received perquisites that, in the aggregate, amounted to greater than $50,000, most of which related to their relocation at Hudbay’s request and were granted in accordance with Hudbay’s Expatriate Mobility Policy. In 2015, Mr. Meagher’s relocation benefits included a location premium (to recognize Mr. Meagher for his acceptance of a global assignment and possible living challenges that may be encountered while in Peru), a mobility premium (to encourage Mr. Meagher to accept the global assignment), a housing allowance, educational expenses for Mr. Meagher’s children, a travel allowance and tax gross-ups of the amount of taxes paid on the taxable portion of any such amounts. In 2015, Mr. Linde’s relocation benefits included mobility premiums to recognize Mr. Linde’s acceptance of global assignments and tax gross-ups on the amount of taxes paid on the taxable portion of such amounts. None of the other NEOs received perquisites that in the aggregate amounted to greater than $50,000. In addition to perquisites, amounts in this column include company contributions under our Employee Share Purchase Plan and the payment of dividend equivalents on share units held by the NEOs.

2.

Mr. Meagher’s and Mr. Linde’s 2013, 2014 and 2015 compensation was paid to them in United States dollars and was converted to Canadian dollars using the Bank of Canada’s annual average rates for 2013, 2014 and 2015 which were US$1.00:Cdn$1.0299, US$1.00:Cdn$1.1046 and US$1.00:Cdn$1.2787, respectively. Mr. Linde’s 2015 base salary reflects the pro-rated amount of his earnings for 2015, being US$303,400; his base salary as at December 31, 2015 was US$310,000.

3.

Mr. Linde was awarded a completion bonus in the amount of US$445,000 on July 15, 2015 for the successful completion of the Constancia project. The completion bonus was converted to Canadian dollars using the Bank of Canada’s annual average rates for 2015, being US$1.00:Cdn$1.2787.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2015.

Outstanding Option-based Awards and Share-based Awards

	Option-based Awards						Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Garofalo	-	-	-	-	-	-	163,801	869,784	-
David S. Bryson	-	-	-	-	-	-	159,943	849,298	-
Alan Hair	24-Mar-2006 12-Mar-2007 20-Mar-2008	75,000 75,000 50,000	75,000 75,000 50,000	9.70 20.80 15.86	24-Mar-2016 12-Mar-2017 20-Mar-2018	0.00	168,830	896,487	-
Cashel A. Meagher	-	-	-	-	-	-	79,159	420,332	-
Terry Linde	-	-	-	-	-	-	64,169	340,739	-

1.	Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $5.31 on December 31, 2015

46 | HUDBAY MINERALS INC.

NEO Options Exercised in 2015

Name	Grant Date	Option exercise price ($)	Number of options exercised (#)	Monetary gain of exercised options (1) ($)
Alan Hair	17-May-2005	2.59	15,000	106,950(2)

1.	Monetary gain of exercised options is the difference between the option price and the share price at time of exercise.
2.	Mr. Hair acquired the Hudbay Shares underlying his 15,000 options and did not sell such shares.

Incentive Plan Awards Vested or Earned in 2015

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2015.

Name	Option-based awards — Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year(1)($)
David Garofalo	—	812,032	581,739
David S. Bryson	—	363,346	286,668
Alan Hair	—	405,439	379,372
Cashel A. Meagher	—	171,139	196,818
Terry Linde	—	250,837	180,757

1.	Represents the annual short term incentive bonus awarded in respect of 2015. All amounts were awarded in share units that were fully vested upon being awarded.

Pension Plan Benefits: Defined Benefit Plan

Name	Number of years credited service (#)	Annual benefits		Opening present value of defined benefit obligation	Compensatory change ($)	Non- Compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end ($)	At age 65 ($)
David Garofalo	5.4	87,147	89,828	1,041,862	216,136	(243,636)	1,014,362
David S. Bryson	7.3	60,024	206,675	791,251	110,719	41,134	943,104
Alan Hair	11.0	98,095	196,190	1,320,845	107,730	81,036	1,509,611
Cashel A. Meagher	7.1	43,448	177,883	536,295	219,881	8,983	765,159
Terry Linde(1)	—	—	—	—	—	—	—

1.	Mr. Linde does not participate in any retirement arrangements sponsored by Hudbay.

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Defined Contribution Plan — Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
David Garofalo	—	—	—
David S. Bryson	—	—	—
Alan Hair	1,373,084	0	1,397,223
Cashel A. Meagher	—	—	—
Terry Linde	—	—	—

1.

Under the supplemental pension plan, the NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits. See “Elements of Executive Compensation — Retirement Benefits.”

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only. Further, the program emphasizes the alignment of our Directors’ interests with the interests of our shareholders by having grants of deferred share units (DSUs) compose a significant portion of Directors’ compensation and by requiring Directors to comply with our share ownership guidelines.

The compensation arrangements for our Directors include a combination of cash retainers, equity-based retainers payable in DSUs and meeting fees. The amount of such retainers and fees payable in a calendar year are described below. These retainers and fees were approved by the Board effective January 1, 2015.

Position	Annual Cash Retainer $	Annual Equity-Based Retainer (1)	Board or Committee Meeting Fee(2)(3) $
Chairman	167,500	167,500	-
Director (other than Chairman)	50,000	80,000	1,500
Chair, Audit Committee	40,000	-	1,500
Chair, Compensation Committee	20,000	-	1,500
Chair, other Committee of the Board	10,000	-	1,500
Member, Committee	-	-	1,500

1.	Payable in DSUs.
2.	Payable for meetings attended in person or via teleconference.
3.

Directors whose travel time within North America to attend a Board or Committee meeting is more than four hours are also entitled to a travel fee of $1,500 per meeting. Directors who are required to travel to or from Peru for a Board or Committee meeting are entitled to a travel fee of $6,000 per meeting.

In 2009, the Board ceased the practice of making option grants to Directors and adopted DSUs as the form of equity-based compensation for our Directors. As with the share units payable to our NEOs, DSUs, which are granted pursuant to our Directors’ Deferred Share Unit Plan, track the value of the Hudbay Shares. DSUs are vested at the time of grant but they are not paid out until a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Hudbay Shares at the time the DSUs are paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

48 | HUDBAY MINERALS INC.

Our Chairman’s compensation is based on a flat retainer of $335,000 (without an entitlement to meeting fees), which is split evenly between cash and DSUs. The Compensation Committee believes that paying the Chairman meeting fees would not adequately account for the significant amount of time he spends on company matters outside of formal board meetings and the flat fee enables him to be compensated for his overall contribution as Chairman.

In accordance with its committee charter, the Compensation Committee conducts a periodic review of the compensation of our Directors. In 2012, 2013 and 2014, the Committee was advised by Hugessen that the amount paid to the Directors (other than the Chairman) was below the median of the comparator group and that, in 2014, the gap had grown wider. The Compensation Committee determined that the Directors’ compensation, with the exception of the Chairman, should be increased effective January 1, 2015 in order to align it with the median of the comparator group. This was the first increase to Directors’ retainers since 2012.

Director compensation was increased as follows:

Compensation Element	Previous Compensation ($)	Current Compensation ($)
Annual cash retainer	40,000	50,000
Annual equity retainer (which is satisfied through grants of DSUs)	60,000	80,000
Annual retainer payable to Audit Committee Chair	30,000	40,000
Annual retainer payable to
Compensation Committee Chair	10,000	20,000

The Board believes the changes to the retainers payable to the Audit Committee and Compensation Committee Chairs appropriately reflect the workloads of these Chairs. The 2014 benchmarking study indicated that the Chairman’s compensation was competitive with the market and the Compensation Committee determined that no further adjustment was merited.

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Director Compensation Table

The following table sets out the compensation paid to each of our Directors in respect of the year ended December 31, 2015.

Name	Fees earned ($) (1)	Share-based awards ($) (2)	All other compensation ($) (3)	Total ($)
Tom A. Goodman	106,500	80,000	382	186,882
Igor Gonzales	98,500	80,000	227	178,727
Alan R. Hibben	–	201,698	1,988	203,686
W. Warren Holmes	88,750	270,052	3,348	362,150
Sarah B. Kavanagh	131,000	80,000	227	211,227
Carin S. Knickel(4)	–	97,286	16	97,302
John L. Knowles(4)	12,001	67,213	1,382	80,596
Alan J. Lenczner	87,500	80,000	738	168,238
Kenneth G. Stowe	96,000	80,000	537	176,537
G. Wesley Voorheis(4)	–	95,714	3,937	99,651
Michael T. Waites	–	176,500	297	176,797

1.	Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.
2.	Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.
3.	Represents amounts paid in additional DSUs as dividend equivalents following the payment of our $0.01 per share dividend on March 31, 2015 and $0.01 per share dividend on September 30, 2015.
4.	Ms. Knickel became a director on May 22, 2015 and Messrs. Knowles and Voorheis ceased being directors on that date.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)(1)
Tom A. Goodman	—	80,000
Igor Gonzales	—	80,000
Alan R. Hibben	—	201,698
W. Warren Holmes	—	270,052
Sarah B. Kavanagh	—	80,000
Carin S. Knickel	—	97,286
Alan J. Lenczner	—	80,000
Kenneth G. Stowe	—	80,000
Michael T. Waites	—	176,500

1.

Represents the amount of DSUs granted to each director in respect of 2015 pursuant to our Directors’ DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are considered vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

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Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2015.

Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($) (1)	Market or payout value of vested share-based awards not paid out or distributed ($) (1)
Tom A. Goodman (2)	12-Mar-2007 20-Mar-2008	75,000 50,000	75,000 50,000	20.80 15.86	12-Mar-2017 20-Mar-2018	0.00	-	-	127,256
Igor Gonzales	-	-	-	-	-	-	-	-	85,867
Alan R. Hibben	-	-	-	-	-	-	-	-	591,419
W. Warren Holmes	-	-	-	-	-	-	-	-	970,989
Sarah B. Kavanagh	-	-	-	-	-	-	-	-	85,867
Carin S. Knickel	-	-	-	-	-	-	-	-	37,703
Alan J. Lenczner	-	-	-	-	-	-	-	-	221,838
Kenneth G. Stowe	-	-	-	-	-	-	-	-	168,465
Michael T. Waites	-	-	-	-	-	-	-	-	133,741

1.	Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $5.31 on December 31, 2015.
2.	The option-based awards were made to Mr. Goodman during his tenure as an executive officer of Hudbay

Equity Ownership Guidelines for Directors

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. Directors are expected to achieve this level of ownership within five years from the date they become directors. The Directors’ progress in meeting our equity ownership guidelines as at March 31, 2016 is shown in the following table:

Name	Ownership Requirement ($)	Value of Equity Required ($)	Total Equity Ownership(1)($)	Target Achieved?(2)
Tom A. Goodman	Three times cash and equity retainer	390,000	381,858	On track(3)
Igor Gonzales	Three times cash and equity retainer	390,000	165,641	On track(4)
Alan R. Hibben	Three times cash and equity retainer	390,000	1,341,607	Yes
W. Warren Holmes	Three times cash and equity retainer	1,005,000	2,031,286	Yes
Sarah B. Kavanagh	Three times cash and equity retainer	390,000	165,641	On track(5)
Carin S. Knickel	Three times cash and equity retainer	390,000	117,232	On track(6)
Alan J. Lenczner	Three times cash and equity retainer	390,000	558,579	Yes
Kenneth G. Stowe	Three times cash and equity retainer	390,000	428,459	Yes
Michael T. Waites	Three times cash and equity retainer	390,000	473,209	Yes

1.	Includes the grant date value of share units and DSUs held and the acquisition value of common shares held.3)
2.

Directors are expected to achieve their level of ownership within five years from the date they became directors. When there is an increase to the annual retainer, which there was on January 1, 2015, directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.

3.	Mr. Goodman has until June 2017 to achieve his required ownership.
4.	Mr. Gonzales has until July 2018 to achieve his required ownership.
5.	Ms. Kavanagh has until July 2018 to achieve her required ownership.
6.	Ms. Knickel has until May 2020 to achieve her required ownership.

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EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (3)	Weighted average exercise price of outstanding options, warrants and rights (4) ($)	Number of securities remaining available for future issuance under equity compensation plans (3)
Equity compensation plans approved by securityholders(1)	4,116,070	17.57	6,262,357
Equity compensation plans not approved by securityholders (2)		-	6,000,000
Total	4,116,070	17.57	12,262,357

1.	Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2013 annual and special meetings, respectively.
2.	Includes the additional 6,000,000 common shares issuable under the amended and restated LTEP that shareholders will be asked to approve at the Meeting.
3.	Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of Hudbay Shares.
4.	Represents the weighted average exercise price of the outstanding options under our Share Option Plan.

If all of the outstanding options as at December 31, 2015 were exercised, the Hudbay Shares issued upon such exercise would have represented approximately 0.81% of our issued and outstanding Hudbay Shares as at such date. If all of the 2,221,887 outstanding share units under our LTEP as at December 31, 2015 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 0.94% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since January 1, 2015; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2015 or as at the date hereof. Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no “informed person”, any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2015, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries. “Informed Person” means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares of Hudbay or a combination of both carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

52 | HUDBAY MINERALS INC.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The annual premium for such insurance is US$619,700. The policy provides an annual aggregate coverage limit of US$60 million in the policy year.

In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

•

the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual’s conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director’s capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$500,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www. sec.gov. Financial information is provided in our audited comparative consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2015, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Our shareholders may also request copies of these documents from our Vice President and General Counsel by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

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DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of HudBay Minerals Inc.

By Order of the Board of Directors

W. Warren Holmes, Chairman

April 14, 2016

54 | HUDBAY MINERALS INC.

SCHEDULE “A”

LTEP RESOLUTION

 The text of the ordinary resolution, subject to such amendments, variations or additions as may be approved at the Meeting is set out as follows:

BE IT RESOLVED that the Second Amended and Restated Long Term Equity Plan (“LTEP”) of HudBay Minerals Inc. be amended and restated, which amendments increase the aggregate number of Shares (as defined in the LTEP) that may be issued from treasury in connection with the LTEP from 3,000,000 to 9,000,000 Shares.

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SCHEDULE “B”

HUDBAY MINERALS INC.
(the “Company”)
CORPORATE GOVERNANCE
GUIDELINES AND BOARD MANDATE

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders. The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

Guidelines

Board of Directors’ Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company's business and senior management. The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior management and outside advisors and auditors. The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors’ Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.

Chairman of the Board of Directors

The Chairman should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

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Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors. In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

  relevant skills and expertise in areas including leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory, judgment and character,
  diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and the extent to which the interplay of an individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors’ skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors. If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes “withheld” than votes “for” his or her election, the director must immediately tender his or her resignation to the Chairman of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept that offer. The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director’s resignation and announce that decision by way of a news release. Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation. This process applies only in circumstances involving an “uncontested” election of directors – where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting. If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director. Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

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Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board. Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter. Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee. The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

  Conduct an annual self-evaluation; and
  Periodically review and assess the adequacy of its Charter and the position description for the Chairman and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine. The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution. Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as a member of the Board of committee may request upon 48 hours prior notice. The notice period may be waived by a quorum of the Board or the committee.

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To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine. The Chairman will preside at these executive sessions, unless the directors present at such meetings determine otherwise. Any interested party may communicate directly with the Chairman, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting. All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee. Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer. Directors are expected to achieve this level of ownership within five years from the date they become directors. Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement. If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer. For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance. All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings. Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics.

Interlocking Directorships. Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

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Contact with Senior Management and Employees. All directors should be free to contact the Chief Executive Officer and other members of the Company’s senior management at any time to discuss any aspect of the Company's business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors. All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors. In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company’s shareholders. As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company’s shareholders.

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SCHEDULE 1

HUDBAY MINERALS INC.
(the “Company”)
BOARD OF DIRECTORS CHARTER

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•

Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•

Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•

Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•	Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.
•

Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee.

•	Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.
•

Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors.

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Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

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APPENDIX A

HUDBAY MINERALS INC.
(the “Company”)
CATEGORICAL STANDARDS FOR
DETERMINING INDEPENDENCE
                  OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgment.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company. The Board of Directors has determined that:

1.	A director’s interests and relationships arising solely from his or her (or any immediate family members’1) shareholdings in the Company are not, in and of themselves, a bar to independence.
2.

Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•

Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate [2] of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) or is actively involved in the day-to-day management of the Company;

•

Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)[3];

•

Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•

Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:

1.

A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

2.

A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). An “Affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3.

Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment. Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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  Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

  Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

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